Free Writing Prospectus

VanEck Merk Gold ETF

2025-04-11 OUNZ Podcast Ad

0001546652

Pursuant to 433/164

333-274643

OUNZ Podcast Ad

Hey, Monetary Matters listeners. Tariffs are shaking global markets and gold is responding, hitting all-time highs as market uncertainty fuels a surge in demand for physical gold. The VanEck Merk Gold ETF, ticker “OUNZ”, is the only ETF that lets investors convert their shares into physical gold delivered directly to you. Now that’s a standout feature. Visit VanEck.com/OUNZJack to learn more about OUNZ today.

Disclosures:

Please click the link in the video description to view the OUNZ prospectus.

An investment in the VanEck Merk Gold ETF (“OUNZ,” or the “Trust”) is subject to significant risk and may not be suitable for all investors. OUNZ is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and therefore is not subject to the same protections as mutual funds or ETFs registered under the 1940 Act.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

The Sponsor for the Trust is Merk Investments LLC. The Marketing Agent for the Trust is Van Eck Securities Corporation.

© Merk Investments LLC

© Van Eck Associates Corporation